UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Innovus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45778V106

(CUSIP Number)

Novalere Holdings, LLC
151 Tremont Street, Penthouse
Boston, MA 02111

With a copy to:

Gil Arie, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1781

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778V106	Page 2 of 9 Pages

CUSIP No. 45778V106	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons.
Novalere Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,617,592
	8.	Shared Voting Power
	9.	Sole Dispositive Power 25,617,592
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,617,592
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.55%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45778V106	Page 3 of 9 Pages

This Amendment No. 1 to the statement on Schedule 13D with respect to the common stock, $0.001 par value (the “Common Stock”), of Innovus Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”), filed by the undersigned on April 14, 2015 (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Holdings acquired the right to receive up to an aggregate of 25,617,592 shares of the Common Stock (the “Holdings Consideration Shares”) in exchange for 24,377,083 shares of common stock of Novalere FP, Inc., a Delaware corporation (“Novalere”) in connection with the merger of Novalere with and into the Issuer (the “Merger,” as more fully described in Item 4), pursuant to that certain Agreement and Plan of Merger dated February 4, 2015 (the “Merger Agreement”) between the Issuer, Novalere, Holdings, Innovus Pharma Acquisition Corporation I, a Delaware corporation and wholly-owned subsidiary of the issuer (“Merger Sub I”), and Innovus Pharma Acquisition Corporation II, a Delaware corporation and wholly-owned subsidiary of the issuer (“Merger Sub II”). At the closing of the Merger (the “Closing”), 12,808,796 of the Holdings Consideration Shares (the “Closing Shares”) were issued in the name of Holdings, with 11,527,917 of such Closing Shares distributed to Holdings at the Closing, and 1,280,879 of the Closing Shares (the “Escrow Shares”) delivered to Wilmington Trust, National Association as escrow agent (the “Escrow Agent”), to be held in escrow for the benefit of Holdings. On or around the 18-month anniversary of the Closing, the Escrow Shares were released to Holdings.

On November 12, 2016, the Issuer and Holdings entered into an Amendment and Supplement to the Registration Rights and Stock Restriction Agreement by and among the Issuer and Holdings dated February 4, 2015, which was amended by a First Amendment to Amendment and Supplement dated November 30, 2016 (as amended, the “Amendment and Supplement”). Pursuant to the Amendment and Supplement, the Issuer issued the remaining the 12,808,796 of the Holdings Consideration Shares, constituting Holdings’ pro rata portion of the ANDA Consideration Shares (as defined below), to Holdings on or around December 1, 2016.

2.	Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 4.	Purpose of Transaction

On February 5, 2015 (the “Closing Date”), pursuant to the Merger Agreement, the Issuer acquired Novalere through a two-step merger. First, Merger Sub I merged with and into Novalere, and second, Novalere merged with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Issuer. Pursuant to the articles of merger effectuating the Merger, Merger Sub II changed its name to Novalere, Inc.

As a result of the Merger, the outstanding shares of Novalere common stock (other than shares owned by (i) non-accredited stockholders of Novalere, who were cashed out at the closing or (ii) any stockholder of Novalere who was entitled to and properly exercises dissenters’ rights under Delaware law) were converted into the right to receive an aggregate of 25,895,312 shares of the Common Stock (the “Consideration Shares”). The Consideration Shares represented 49% of the total shares of the Issuer issued and outstanding upon completion of the Merger.

CUSIP No. 45778V106	Page 4 of 9 Pages

Under the terms of the Merger Agreement, at the Closing the former Novalere stockholders were entitled to receive 50% of the Consideration Shares (the “Closing Consideration Shares”), and the remaining 50% of the Consideration Shares (the “ANDA Consideration Shares”) were to be delivered to the former Novalere stockholders only if an Abbreviated New Drug Application of Fluticasone Propionate Nasal Spray of Novalere Manufacturing Partners is approved by the Food and Drug Administration (the “ANDA Approval”). 10% of the Closing Consideration Shares were held in escrow for a period of 18 months from the Closing Date to be applied towards any indemnification claims by the Issuer pursuant to the Merger Agreement.

Accordingly, at the Closing, (A) 12,808,796 shares of the Common Stock were issued in the name of Holdings, (i) 11,527,917 shares of which were delivered to Holdings and (ii) 1,280,879 shares of which were delivered to the Escrow Agent, to be held in escrow for the benefit of Holdings, and (B) Holdings had the right to receive an additional 12,808,796 shares of the Common Stock (the “ANDA Shares”) if ANDA Approval was received. The Issuer did not make any indemnification claims during the proscribed period, and the escrowed shares were released to Holdings on or around the 18 month anniversary of the Closing Date.

On or around December 1, 2016, in accordance with the terms of the Amendment and Supplement, the Issuer issued the ANDA Shares to Holdings without regarding to whether the ANDA Approval had been obtained. Holdings and the Issuer entered into the Amendment and Supplement in order to, among other things, extend the date by which the Issuer is required to register the shares of the Common Stock held by Holdings and waive any rights Holdings may have had with respect to inclusion of shares of the Common Stock held by Holdings in registration statements previously filed by Issuer. The Amendment and Supplement also includes a release of claims in favor of the Issuer with respect to claims in connection with or resulting from any delay or failure by Issuer to obtain the ANDA Approval or failure to launch the Target Product (as defined in the Merger Agreement).

Holdings intends to review continuously its equity interest in the Issuer. Depending upon its evaluation of the factors described below, Holdings may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by Holdings, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

Holdings, through its managers, employees or agents may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. Holdings may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that Holdings may consider in evaluating its equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of Holdings’ interests; (iv) general economic conditions; (v) stock market conditions; and (vii) other plans and requirements of Holdings and its members.

CUSIP No. 45778V106	Page 5 of 9 Pages

Depending on its assessment of the foregoing factors, Holdings may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, Holdings intends to continuously review its options but does not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

The Merger has been described in further detail in Items 1.01, 2.01 and 3.02 of the Issuer’s Form 8-K dated February 5, 2015 (the “8-K”). The agreements entered into in order to effect the Merger have been described and previously filed with the SEC as exhibits to the 8-K. The Amendment and Supplement has been described in further detail in Note 10 of the Issuer’s Form 10-Q dated November 15, 2016 (the “10-Q”), and is attached as an exhibit to the 10-Q. These agreements (which are listed on in Item 7 hereto) are being filed as exhibits to this Schedule 13D and are incorporated in their entirety by reference into this Item 4.

3.	Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a, b)   The percentages of beneficial ownership reported in this Item 5, and on the cover page to this Schedule 13D, are based on a total of 106,080,636 shares of the Common Stock issued and outstanding as of November 10, 2016, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the period ended September 30, 2016, plus the ANDA Shares issued to Holdings on or around December 1, 2016. All of the share numbers reported below, and on the cover page to this Schedule 13D, are as of December 1, 2016 (assuming issuance of the ANDA Shares to Holdings), unless otherwise indicated. The cover page to this Schedule 13D is incorporated by reference in its entirety into this Item 5(a, b).

Holdings directly owns, and has sole voting and dispositive power over, 25,617,592 shares of the Common Stock, or approximately 21.55% of the outstanding shares of the Common Stock.

CUSIP No. 45778V106	Page 6 of 9 Pages

(c)   Except as described in Item 3, Holdings did not effect any transaction in shares of the Common Stock during the 60-day period immediately preceding the date of this statement.

(d)   Pursuant to the terms of certain contingent promissory notes issued by Holdings to Chen Schor, the founder of Novalere, and Novalere LLC, an entity controlled by Mr. Schor, Holdings may be required to make payments to Mr. Schor and Novalere LLC upon its receipt or distribution of the proceeds from the sale of shares of the Common Stock by Holdings in the aggregate amount of 50% of the net amount of such proceeds, up to an aggregate maximum of $2,000,000. No other person (other than Holdings) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e)   Not applicable.

4.	Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Merger Agreement and the Amendment and Supplement, each as described in Items 3 and 4 above and incorporated by reference in their entirety into this Item 6.

In connection with the Merger, certain parties to the Merger entered into the following additional agreements:

Registration Rights and Stock Restriction Agreement

Pursuant to a Registration Rights and Stock Restriction Agreement between the Issuer and Holdings dated February 4, 2015 (the “Registration and Restriction Agreement”), Holdings agreed to the following restrictions on the sale of the Holdings Consideration Shares: (i) after the six-month anniversary of the Closing Date, and until the 12-month anniversary of the Closing Date, no more than 1/3 of the Holdings Consideration Shares may be sold; (ii) after the 12-month anniversary of the Closing Date and until the 18-month anniversary of the Closing Date, no more than 2/3 of the Holdings Consideration Shares may be sold; and (iii) all of the Holdings Consideration Shares may be sold upon the earliest to occur of: (A) the 18-month anniversary of the Closing Date, (B) ANDA Approval, and (C) the Issuer’s stock being listed on a national securities exchange.

In addition, the Registration and Restriction Agreement grants to Holdings certain demand and piggy-back registration rights. If the Issuer elects to file a registration statement to register stock for sale or resale, Holdings has the right to have its shares of Common Stock included on such registration statement, subject to certain exceptions. In addition, at any time after (i) 18 months from the Closing Date and (ii) ANDA Approval is obtained, holders of a majority of the Holdings Consideration Shares eligible to be registered may demand that the Issuer file a registration statement on Form S-1 to register the Holdings Consideration Shares. Further, at any time after ANDA Approval is obtained and the Issuer is eligible to file a registration statement on Form S-3, holders of a majority of the Holdings Consideration Shares eligible to be registered, provided that such shares have an anticipated public offering price, net of selling expenses, of at least $1 million, may demand that the Issuer file a registration statement on Form S-3 to register the Holdings Consideration Shares, provided, however, that the Issuer shall not be required to file more than three S-3 demand registration statements.

CUSIP No. 45778V106	Page 7 of 9 Pages

The Amendment and Supplement amends and supplements the Registration and Restriction Agreement as follows: (1) the Issuer shall file a registration statement on Form S-3, or such other form that may be available to the Issuer, covering the resale of all Registrable Securities (as defined in the Registration and Restriction Agreement, which includes all of the shares of Common Stock beneficially owned by Holdings and reported herein) held by Holdings on or before the earliest to occur of (i) the date which is thirty (30) days after the date that the Issuer lists the Common Stock on a national securities exchange and (ii) February 1, 2017; (2) Holdings shall not be subject to any underwriters cutbacks with respect to any such registration; and (3) Holdings shall not exercise or attempt to exercise any S-1, demand or other registration rights pursuant to Sections 2.1 and 2.2 of the Registration and Restriction Agreement through April 1, 2017.

Voting Agreement

The Voting Agreement between the Issuer and Holdings dated February 4, 2015 (the “Voting Agreement”) provides that for a period of two years following the Closing Date, Holdings (and any transferee of any Holdings Consideration Shares) (i) will vote in favor of any proposal by the Issuer’s Board of Directors to effect certain corporate transactions, (ii) will not attempt to be elected or nominate others to be elected to the Issuer’s Board of Directors, and will vote for the directors nominated by the Issuer’s Board of Directors, and (iii) will vote in favor of any proposal by the Issuer’s Board of Directors to issue additional securities of the Issuer for capital raising purposes. The Voting Agreement will continue in full force and effect for an additional 18 months with respect to Holdings and any transferee of Holdings Consideration Shares for so long as Holdings or such transferee continues to beneficially own 10% of the Issuer’s Common Stock during that time.

Escrow Agreement

The Escrow Agreement between the Issuer, Holdings and the Escrow Agent dated February 5, 2015 governs the parties’ rights and obligations regarding holding, maintaining, distributing and receiving the shares of Common Stock held in escrow for the benefit of Holdings in accordance with the Merger Agreement.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Holdings and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

The Merger has been described in further detail in items 1.02, 2.01 and 3.02 of the 8-K. The agreements entered into in order to effect the Merger have been described and previously filed with the SEC as exhibits to the 8-K. The Amendment and Supplement has been described in further detail in Note 10 of the Issuer’s Form 10-Q dated November 15, 2016 (the “10-Q”), and is attached as an exhibit to the 10-Q. These agreements (which are listed on in Item 7 hereto) are being filed as exhibits to this Schedule 13D and are incorporated in their entirety by reference into this Item 6.

CUSIP No. 45778V106	Page 8 of 9 Pages

5.	Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated February 4, 2015, by and among Innovus Pharmaceuticals, Inc., Innovus Pharma Acquisition Corporation, Innovus Pharma Acquisition Corporation II, Novalere FP, Inc. and Novalere Holdings, LLC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 5, 2015).

Exhibit 2	Registration Rights and Stock Restriction Agreement, dated February 4, 2015, by and between Innovus Pharmaceuticals, Inc., and Novalere Holdings, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 5, 2015).

Exhibit 3	Voting Agreement, dated February 4, 2015, by and between Innovus Pharmaceuticals, Inc., and Novalere Holdings, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 5, 2015).

Exhibit 4	Escrow Agreement, dated February 5, 2015, by and among Innovus Pharmaceuticals, Inc., Novalere Holdings, LLC and Wilmington Trust, National Association. (previously filed)

Exhibit 5	Amendment and Supplement, dated November 12, 2016, by and among Innovus Pharmaceuticals, Inc., and Novalere Holdings, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2016).

Exhibit 6	First Amendment to Amendment and Supplement, dated November 30, 2016, by and among Innovus Pharmaceuticals, Inc., and Novalere Holdings, LLC.

[signature pages follow]

CUSIP No. 45778V106	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 2, 2016

NOVALERE HOLDINGS, LLC

By:	/s/ Robert Kargman
Name:	Robert Kargman
Title:	Manager